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SECURI. 03015960 IMISSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 50919

RECEIVED

MAR 31 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/2002   AND ENDING   12/31/2002
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wilcris Trading, L.L.C.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

495 West End Avenue, Suite 42
                                        (No. and Street)

New York   NY   10024
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Eisenberg   212-964-5543
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.

(Name – if individual, state last, first, middle name)

15 Maiden Lane, Suite 1003   New York   New York   10038
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 10 2003

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Roy Weland__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Wilcris Trading, L.L.C.__ , as of __December 31__ , 20 __02__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__Managing Member__
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WILCRIS TRADING L.L.C.

**FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION**

**YEAR ENDED DECEMBER 31, 2002
WITH SUPPLEMENTARY REPORT
OF INDEPENDENT PUBLIC AUDITOR**



WILCRIS TRADING L.L.C.

DECEMBER 31, 2002

INDEX

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Members of
Wilcris Trading L.L.C.

We have audited the accompanying statement of assets, liabilities and members' equity of Wilcris Trading L.L.C. as of December 31, 2002 and the related statements of revenue and expenses, members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wilcris Trading L.L.C. at December 31, 2002 and the results of its' operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kempisty & Company CPAs, P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
March 20, 2003

1

WILCRIS TRADING L.L.C.

STATEMENT OF ASSETS, LIABILITIES AND MEMBERS' EQUITY

DECEMBER 31, 2002

ASSETS

Due from clearing broker	$	175,894,850
Organization costs (net of accumulated amortization of $2,458)		42
TOTAL ASSETS	$	175,894,892

LIABILITIES AND MEMBERS' EQUITY

Securities sold, not yet purchased, at market	$	155,518,113
Accrued expenses		162,956
TOTAL LIABILITIES	$	155,681,069
Commitments and contingent liabilities (Note 6)		
Members' equity		20,213,823
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	175,894,892

The accompanying notes are an integral part of these financial statements.

WILCRIS TRADING L.L.C.

STATEMENT OF REVENUE AND EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:		
Principal trading	$	13,005,902
Interest and dividend income		1,838,967
WTC business recovery grants		348,931
Total Revenues		15,193,800
Expenses:		
Broker fees		512,395
Clearance charges		314,984
Guaranteed payments		160,000
Professional fees		152,178
Seat lease expense		64,642
Exchange and regulatory fees		25,437
Office expenses		18,026
Insurance		3,377
Clerical		1,800
Amortization		500
Total Expenses		1,253,339
Net income	$	13,940,461

The accompanying notes are an integral part of these financial statements.

WILCRIS TRADING L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

Members' equity at January 1, 2002	$	9,260,112
Capital contributions		11,280,532
Net income		13,940,461
Capital withdrawals		(14,166,034)
Unrealized P&L		(101,248)
Members' equity at December 31, 2002	$	20,213,823

The accompanying notes are an integral part of these financial statements.

4

WILCRIS TRADING L.L.C.

STATEMENT OF CASH FLOWS

FOR YEAR ENDED DECEMBER 31, 2002
Increase (Decrease) in cash

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 13,940,461
Adjustments to reconcile net income to net cash provided by operating activities	
Unrealized gain on securities	(101,248)
Amortization	500
Changes in operating assets and liabilities:	
(Increase) in due from broker	(52,738,835)
Increase in securities position	41,785,347
(Decrease) in accrued expenses	(723)
Total adjustments	(10,954,211)
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,885,502
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	11,280,532
Capital withdrawals	(14,166,034)
CASH USED BY FINANCING ACTIVITIES	(2,885,502)
NET DECREASE IN CASH	-
CASH	
Beginning of year	-
End of year	$ -

The accompanying notes are an integral part of these financial statements.

5

NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Wilcris Trading, L.L.C., a New York limited liability company (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the American Stock Exchange ("AMEX").

The Company is engaged in the activity of trading options and other securities.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At December 31, 2002 the Company's clearing broker held assets of $175,894,850 with a corresponding short position in securities of $155,518,113 on behalf of the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related income and expenses are recorded on the books on a trade date basis.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the loss from operations.

NOTE 3- INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the members under this form of organization.

NOTE 4- RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from to the Company's clearing organization at December 31, 2002, consist of the following:

	Receivable
Receivable from clearing broker	$ 175,894,850
	$ 175,894,850

NOTE 5- SECURITIES SOLD, NOT YET PURCHASED-NET

Marketable securities sold but not yet purchased consist of trading and investment securities at quoted market values. At December 31, 2002 the net value of these securities was $155,518,113.

NOTE 6- COMMITMENTS AND CONTINGENCIES

The Company utilizes office space provided by its clearing broker.

NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 7- NET CAPITAL REQUIREMENTS

The Company is a member of the American Stock Exchange and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company's net capital was $6,844,832 which was $6,744,832 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.0238 to 1.

NOTE 8- EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 9- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company clears all of its securities transactions through its sole clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions initiated by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

WILCRIS TRADING L.L.C.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

NET CAPITAL:		
Members' equity	$	20,213,823
Less: Non allowable assets		(42)
Less: Haircuts on trading and investment securities		(13,368,949)
NET CAPITAL	$	6,844,832
AGGREGATE INDEBTEDNESS, total liabilities	$	162,956
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)	$	10,864
MINIMUM NET CAPITAL DOLLAR REQUIREMENT	$	100,000
MINIMUM NET CAPITAL REQUIRED	$	100,000
EXCESS NET CAPITAL ($6,844,832 - $100,000)	$	6,744,832

PERCENTAGE OF AGGREGATE INDEBTEDNESS TO	$	162,956	
NET CAPITAL	$	6,844,832	2.38%

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited form X-17A-5 Part IIA filing.

WILCRIS TRADING L.L.C.

INDEPENDENT PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON
INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2002

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

The Members of
Wilcris Trading L.L.C.
New York, New York

In planning and performing our audit of the financial statements of Wilcris Trading L.L.C. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Wilcris Trading L.L.C.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activites for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The American Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers,and is not intended to be and should not be used by anyone other than these specified parties.

Kempisty & Company CPAs, P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
March 20, 2003